Exhibit 99.2
company statement

1 November 2006	For media enquiries please call Andrew Stokes on:
Tel: (02) 8274 5304 or Mob: 0416 967 038.
For analyst enquiries please call Steve Ashe on:
Tel: (02) 8274 5246 Mob: 0408 164 011.
Update on Final Funding Agreement
Extension to 14 November 2006
James Hardie today advised that it and the NSW Government have agreed to extend the deadline for satisfaction of certain conditions precedent to the Final Funding Agreement (FFA) until 14 November 2006. The current deadline expired on 31 October 2006.
The extension recognises the fact that James Hardie remains involved in discussions with the NSW Government and the Australian Taxation Office (ATO) to resolve outstanding issues relating to the tax treatment of the Special Purpose Fund (SPF).
Since receipt in June 2006 of an adverse declaration on an application for the proposed SPF to be endorsed as a tax exempt charity, James Hardie has worked with the NSW Government and others to make structural changes to some of the elements of the voluntary compensation arrangements which were the subject of agreements entered into, and legislation enacted, in December 2005.
In mid-October James Hardie submitted to the ATO a revised FFA and other draft transaction documents, together with private ruling applications relating to the tax treatment of the proposed revised arrangements.
The only outstanding documents yet to be sent to the ATO and which are required for the ATO to have the full suite of relevant documents, are final private ruling applications for Amaca and Amaba, drafts of which have already been provided by James Hardie to the ATO. These ruling applications can only be submitted in final form to the ATO by (or with the consent of) Amaca and Amaba, which are subject to the control of Medical Research and Compensation Foundation (MRCF) and are subject to the direction of the New South Wales Government. James Hardie has recently sought, but not yet received, the necessary authorisations to enable private ruling applications to be made to the ATO in respect of Amaca and Amaba.
The ATO has advised James Hardie that all relevant rulings, including the Amaca and Amaba rulings, will be handled in accordance with its policy on expedited rulings.
James Hardie has offered to provide interim funding to Amaca in the event that Amaca’s finances would otherwise be exhausted before the FFA is implemented in full. Initial negotiations to settle the commercial terms of such funding have been held, and it is expected that interim funding documentation will be entered into by James Hardie during November.
Meanwhile, James Hardie and other relevant parties are well-advanced in preparations to secure lender approval, complete an updated actuarial assessment, obtain an independent expert’s report, and finalise an Explanatory Memorandum for shareholders, in anticipation of an amended FFA being agreed with the NSW Government. It is anticipated that an extraordinary general meeting of shareholders to approve the implementation of the FFA could be convened within 10 weeks of James Hardie and the NSW Government executing an amended FFA, subject to scheduling difficulties over the Christmas and New Year holiday period.
END

Media Enquiries:
Andrew Stokes

Telephone:	61 2 8274 5304
Mobile:	61 416 967 038
Email:	media@jameshardie.com.au
Facsimile:	61 2 8274 5218
Investor and Analyst Enquiries:
Steve Ashe — Vice President Investor Relations

Telephone:	61 2 8274 5246
Mobile:	61 408 164 011
Email:	steve.ashe@jameshardie.com.au
Facsimile:	61 2 8274 5218
www.jameshardie.com
Disclaimer
This Company Statement contains forward-looking statements. James Hardie may from time to time make forward-looking statements in its periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in the annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by the company’s officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of forward-looking statements include:
•	expectations that the conditions precedent to the Final Funding Agreement will be satisfied;

•	expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims;

•	expectations concerning the company’s Australian Tax Office amended assessment;

•	expectations that the company’s credit facilities will be extended or renewed;

•	projections of operating results or financial condition;

•	statements regarding plans, objectives or goals, including those relating to competition, acquisitions, dispositions and products;

•	statements about future performance; and

•	statements about product or environmental liabilities.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. The company cautions that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the risk factors discussed under “Risk Factors” beginning on page 6 of the Form 20-F filed on 7 July 2005, and: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which the company operates; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of research and development efforts; reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems and the successful implementation of the internal control over financial reporting requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as codified by Item 308 of Regulation S-K . The company cautions that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.
Released by James Hardie Industries NV; ARBN 097 829 895.

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